UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Centennial Resource Development, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

15136A102

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15136A102		13D	Page 1 of 29 Pages

1	Names of Reporting Persons Silver Run Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,692,233

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,692,233

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,692,233

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.5%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D	Page 2 of 29 Pages

1	Names of Reporting Persons Silver Run Sponsor Manager, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,692,233

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,692,233

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,692,233

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.5%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D	Page 3 of 29 Pages

1	Names of Reporting Persons REL US Centennial Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,179,971

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,179,971

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,179,971

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D	Page 4 of 29 Pages

1	Names of Reporting Persons REL IP General Partner LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,179,971

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,179,971

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,179,971

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D	Page 5 of 29 Pages

1	Names of Reporting Persons REL IP General Partner Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,179,971

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,179,971

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,179,971

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person CO

CUSIP No. 15136A102		13D	Page 6 of 29 Pages

1	Names of Reporting Persons Riverstone Energy Limited Investment Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,179,971

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,179,971

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,179,971

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D	Page 7 of 29 Pages

1	Names of Reporting Persons Riverstone Holdings II (Cayman) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,179,971

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,179,971

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,179,971

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person CO

CUSIP No. 15136A102		13D	Page 8 of 29 Pages

1	Names of Reporting Persons Riverstone Non-ECI USRPI AIV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,729,961

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,729,961

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,729,961

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D	Page 9 of 29 Pages

1	Names of Reporting Persons Riverstone Non-ECI USRPI AIV GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,729,961

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,729,961

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,729,961

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D	Page 10 of 29 Pages

1	Names of Reporting Persons Riverstone Non-ECI Partners GP (Cayman), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,729,961

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,729,961

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,729,961

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D	Page 11 of 29 Pages

1	Names of Reporting Persons Riverstone Non-ECI GP Cayman LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,729,961

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,729,961

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,729,961

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D	Page 12 of 29 Pages

1	Names of Reporting Persons Riverstone Non-ECI GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,729,961

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,729,961

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,729,961

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person CO

CUSIP No. 15136A102		13D	Page 13 of 29 Pages

1	Names of Reporting Persons Riverstone VI Centennial QB Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,356,105

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,356,105

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,356,105

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D	Page 14 of 29 Pages

1	Names of Reporting Persons Riverstone Energy Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,356,105

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,356,105

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,356,105

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D	Page 15 of 29 Pages

1	Names of Reporting Persons Riverstone Energy GP VI, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,356,105

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,356,105

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,356,105

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D	Page 16 of 29 Pages

1	Names of Reporting Persons Riverstone Energy GP VI Corp

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,356,105

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,356,105

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,356,105

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%

14	Type of Reporting Person CO

CUSIP No. 15136A102		13D	Page 17 of 29 Pages

1	Names of Reporting Persons Riverstone Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 66,048,338

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 66,048,338

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,048,338

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.7%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D	Page 18 of 29 Pages

1	Names of Reporting Persons Riverstone/Gower Mgmt Co Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,228,309

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,228,309

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,228,309

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 30.4%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D	Page 19 of 29 Pages

1	Names of Reporting Persons Riverstone Management Group, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,228,309

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,228,309

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,228,309

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 30.4%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D	Page 20 of 29 Pages

1	Names of Reporting Persons David M. Leuschen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 84,958,270

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 84,958,270

11	Aggregate Amount Beneficially Owned by Each Reporting Person 84,958,270

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.8%

14	Type of Reporting Person IN

CUSIP No. 15136A102		13D	Page 21 of 29 Pages

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 84,958,270

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 84,958,270

11	Aggregate Amount Beneficially Owned by Each Reporting Person 84,958,270

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.8%

14	Type of Reporting Person IN

CUSIP No. 15136A102	13D	Page 22 of 29 Pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 21, 2016 (as amended to date, the “Statement”), relating to the Class A Common Stock (the “Class A Common Stock”) of Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation) (the “Issuer”).  Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On March 8, 2018, Riverstone VI Centennial QB Holdings, L.P. (“Riverstone QB Holdings”), REL US Centennial Holdings, LLC (“REL US”), Riverstone Non-ECI USRPI AIV, L.P. (“Riverstone Non-ECI”), Silver Run Sponsor, LLC (“Silver Run Sponsor”) and certain other selling stockholders (collectively, the “Selling Stockholders”) sold an aggregate of 25,000,000 shares of Class A Common Stock at a price of $19.50 per share (the “Offering”) to J.P. Morgan Securities LLC (the “Underwriter”) pursuant to an underwriting agrement dated as of March 5, 2018 (the “Underwriting Agreement”), by and among the Issuer, the Underwriter and the Selling Stockholders.  The Selling Stockholders have also granted the Underwriter a 30-day option to purchase up to an aggregate of 3,750,000 additional shares of Class A common stock.

Pursuant to the Underwriting Agreement, each Selling Stockholder has agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, such Selling Stockholder will not, during the period ending 90 days after the date of the final prospectus filed in connection with the Offering: (i) sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A Common Stock, or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A Common Stock; or (ii) engage in any hedging or other transaction, including any short sale, or any purchase, sale or grant of any put or call option, which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Selling Stockholder’s shares of Class A Common Stock even if such shares would be disposed of by someone other than the Selling Stockholder.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 11 hereto and is incorporated herein by reference.

CUSIP No. 15136A102	13D	Page 23 of 29 Pages

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) — (b)

The following sets forth, as of the date hereof, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 260,368,235 shares of Class A Common Stock outstanding as of February 20, 2018, and assumes the exercise of all warrants to purchase Class A Common Stock beneficially owned by the Reporting Persons.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Silver Run Sponsor, LLC	14,692,233	5.5%	0	14,692,233	0	14,692,233
Silver Run Sponsor Manager, LLC	14,692,233	5.5%	0	14,692,233	0	14,692,233
REL US Centennial Holdings, LLC	15,179,971	5.8%	0	15,179,971	0	15,179,971
REL IP General Partner LP	15,179,971	5.8%	0	15,179,971	0	15,179,971
REL IP General Partner Limited	15,179,971	5.8%	0	15,179,971	0	15,179,971
Riverstone Energy Limited Investment Holdings, LP	15,179,971	5.8%	0	15,179,971	0	15,179,971
Riverstone Holdings II (Cayman) Ltd.	15,179,971	5.8%	0	15,179,971	0	15,179,971
Riverstone Non-ECI USRPI AIV, L.P.	3,729,961	1.4%	0	3,729,961	0	3,729,961
Riverstone Non-ECI USRPI AIV GP, L.L.C.	3,729,961	1.4%	0	3,729,961	0	3,729,961
Riverstone Non-ECI Partners GP (Cayman), L.P.	3,729,961	1.4%	0	3,729,961	0	3,729,961
Riverstone Non-ECI GP Cayman LLC	3,729,961	1.4%	0	3,729,961	0	3,729,961
Riverstone Non-ECI GP Ltd.	3,729,961	1.4%	0	3,729,961	0	3,729,961
Riverstone VI Centennial QB Holdings, L.P.	51,356,105	19.7%	0	51,356,105	0	51,356,105
Riverstone Energy Partners VI, L.P.	51,356,105	19.7%	0	51,356,105	0	51,356,105
Riverstone Energy GP VI, LLC	51,356,105	19.7%	0	51,356,105	0	51,356,105
Riverstone Energy GP VI Corp	51,356,105	19.7%	0	51,356,105	0	51,356,105
Riverstone Holdings LLC	66,048,338	24.7%	0	66,048,338	0	66,048,338
Riverstone/Gower Mgmt Co Holdings, L.P.	81,228,309	30.4%	0	81,228,309	0	81,228,309
Riverstone Management Group, L.L.C.	81,228,309	30.4%	0	81,228,309	0	81,228,309
David M. Leuschen	84,958,270	31.8%	0	84,958,270	0	84,958,270
Pierre F. Lapeyre Jr.	84,958,270	31.8%	0	84,958,270	0	84,958,270

Silver Run Sponsor is the record holder of 7,865,731 shares of Class A Common Stock and warrants to purchase an additional 6,826,502 shares of Class A Common Stock that are exercisable at any time.  REL US is the record holder of 15,179,971 shares of Class A Common Stock.  Riverstone Non-ECI is the record holder of 3,729,961 shares of Class A Common Stock.  Riverstone QB Holdings is the record holder of 51,356,105 shares of Class A Common Stock.

CUSIP No. 15136A102	13D	Page 24 of 29 Pages

Mr. Leuschen and Mr. Lapeyre are the managing directors of Riverstone Management and have or share voting and investment discretion with respect to the securities beneficially owned by Riverstone Management.  Riverstone Management is the general partner of Riverstone/Gower, which is the sole member of Riverstone Holdings and the sole shareholder of Riverstone Holdings II. Riverstone Holdings is the managing member of Silver Run Manager, which is the managing member of Silver Run Sponsor. As such, each of Silver Run Manager, Riverstone Management, Riverstone/Gower, Riverstone Holdings, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Silver Run Sponsor.  Each such entity or person disclaims beneficial ownership of these securities.

Riverstone Holdings is also the sole shareholder of Riverstone Energy Corp, which is the managing member of Riverstone Energy GP, which is the general partner of Riverstone Energy Partners, which is the general partner of Riverstone QB Holdings.  As such, each of Riverstone Energy Partners, Riverstone Energy GP, Riverstone Energy Corp, Riverstone Holdings, Riverstone/Gower, Riverstone Management, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Riverstone QB Holdings.  Each such entity or person disclaims beneficial ownership of these securities.

Riverstone Holdings II is the general partner of Riverstone Investment, which is the sole shareholder of REL IP GP, which is the general partner of REL IP, which is the managing member of REL US.  As such, each of REL IP, REL IP GP, Riverstone Holdings II, Riverstone/Gower, Riverstone Management, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by REL US.  Each such entity or person disclaims beneficial ownership of these securities.

Non-ECI GP Ltd. is the sole member of Non-ECI Cayman GP, which is the general partner of Non-ECI Cayman, which is the sole member of Riverstone Non-ECI GP, which is the general partner of Riverstone Non-ECI.  Non-ECI GP Ltd. is managed by Mr. Leuschen and Mr. Lapeyre, who have or share voting and investment discretion with respect to the securities held of record by Riverstone Non-ECI.  As such, each of Riverstone Non-ECI GP, Non-ECI Cayman, Non-ECI Cayman GP, Non-ECI GP Ltd., Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Riverstone Non-ECI.  Each such entity or person disclaims beneficial ownership of these securities.

(c)                                  Except as described in Item 4 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d)                                 None.

(e)                                  Not applicable.

CUSIP No. 15136A102	13D	Page 25 of 29 Pages

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference.  A copy of the Underwriting Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                                         Materials to be Filed as Exhibits.

Item 7 of the Statement is amended and supplemented by adding the following exhibit:

Exhibit Number	Description
11

Underwriting Agreement, dated as of March 5, 2018, by and among Riverstone VI Centennial QB Holdings, L.P., REL US Centennial Holdings, LLC, Riverstone Non-ECI USRPI AIV, L.P., Silver Run Sponsor, LLC, Celero Energy Company, LP, CP VI-A Centennial, L.P., Centennial Resource Development, LLC, NGP Centennial Follow-On LLC, the Issuer and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K filed on March 7, 2018).

CUSIP No. 15136A102	13D	Page 26 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      March 8, 2018

Silver Run Sponsor, LLC
By:	Silver Run Sponsor Manager, LLC, its managing member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Silver Run Sponsor Manager, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

REL US Centennial Holdings, LLC
By:	REL IP General Partner LP, its managing member
By:	REL IP General Partner Limited, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

REL IP General Partner LP
By:	REL IP General Partner Limited, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

REL IP General Partner Limited

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

CUSIP No. 15136A102	13D	Page 27 of 29 Pages

Riverstone Energy Limited Investment Holdings, LP
By:	Riverstone Holdings II (Cayman) Ltd., its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Attorney-in-fact for David M. Leuschen, Director

Riverstone Holdings II (Cayman) Ltd.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Attorney-in-fact for David M. Leuschen, Director

Riverstone Non-ECI USRPI AIV, L.P.
By:	Riverstone Non-ECI USRPI AIV GP, L.L.C., its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Riverstone Non-ECI USRPI AIV GP, L.L.C.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Riverstone Non-ECI Partners GP (Cayman), L.P.
By:	Riverstone Non-ECI GP Cayman LLC, its general partner
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

CUSIP No. 15136A102	13D	Page 28 of 29 Pages

Riverstone Non-ECI GP Cayman LLC
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

Riverstone Non-ECI GP Ltd.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

Riverstone VI Centennial QB Holdings, L.P.
By:	Riverstone Energy Partners VI, L.P., its general partner
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Riverstone Energy Partners VI, L.P.
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Riverstone Energy GP VI, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Riverstone Energy GP VI Corp

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Vice President

CUSIP No. 15136A102	13D	Page 29 of 29 Pages

Riverstone Holdings LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

Riverstone/Gower Mgmt Co Holdings, L.P.
By:	Riverstone Management Group, L.L.C., its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Manager

Riverstone Management Group, L.L.C.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Manager

David M. Leuschen

By:	/s/ Thomas J. Walker
Thomas J. Walker, attorney-in-fact

Pierre F. Lapeyre, Jr.

By:	/s/ Thomas J. Walker
Thomas J. Walker, attorney-in-fact